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                                                              Page 1 of 12 Pages

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 1)*

                         Russ Berrie and Company, Inc.
 -------------------------------------------------------------------------------
                                (Name of Issuer)

                        Common Stock, $0.10 stated value
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                         (Title of Class of Securities)

                                  782233 10 0
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                                 (CUSIP Number)

                             Joel I. Greenberg, Esq.
             Kaye Scholer LLP, 425 Park Avenue, New York, NY 10022
                                 (212)836-8000
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                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 April 22, 2004
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             (Date of Event Which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1 (e), 240.13d-1 (f) or 240.13d-1(g), check the following box. [ ]

 NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------------------------
 * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 782233 10 0                  13D                    Page 2 of 12 Pages

-------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

                       Angelica Urra Berrie
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A CROUP (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]

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3        SEC USE ONLY

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4        SOURCE OF FUNDS

                       N/A

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5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
         2(d) OR 2(e) [ ]

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6         CITIZENSHIP OR PLACE OF ORGANIZATION

                       United States of America

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                       7       SOLE VOTING POWER

                                        6,257 Common Shares

                      ---------------------------------------------------------
  NUMBER OF            8       SHARED VOTING POWER
   SHARES
BENEFICIALLY                            4,624,451 Common Shares
  OWNED BY
    EACH              ---------------------------------------------------------
  REPORTING            9       SOLE DISPOSITIVE POWER
   PERSON
    WITH                               6,257 Common Shares

                      ---------------------------------------------------------
                      10       SHARED DISPOSITIVE POWER

                                        4,624,451 Common Shares

-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       4,630,708 Common Shares

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12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions) [X]

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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                       22.4%

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14       TYPE OF REPORTING PERSON (See Instructions)

                       IN

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CUSIP No. 782233 10 0                  13D                    Page 3 of 12 Pages

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1        NAMES OF REPORTING PERSONS
         S.S. OR I. R. S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

                       Josh Weston
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]

-------------------------------------------------------------------------------
3        SEC USE ONLY

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4        SOURCE OF FUNDS

                       N/A

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5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
         2(d) OR 2(e) [ ]

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                       United States of America

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                        7      SOLE VOTING POWER

                                      14,300 Common Shares

                      ---------------------------------------------------------

  NUMBER OF             8      SHARED VOTING POWER
   SHARES
BENEFICIALLY                          2,771,988 Common Shares
  OWNED BY
    EACH              ---------------------------------------------------------
 REPORTING
   PERSON               9      SOLE DISPOSITIVE POWER
    WITH
                                      14,300 Common Shares

                      ---------------------------------------------------------

                       10      SHARED DISPOSITIVE POWER

                                      2,771,988 Common Shares

-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       2,786,288 Common Shares

-------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions) [ ]

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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                       13.5%

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14       TYPE OF REPORTING PERSON (See Instructions)

                       IN

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CUSIP No. 782233 10 0                  13D                    Page 4 of 12 Pages

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1        NAMES OF REPORTING PERSONS
         S. S. OR I. R. S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

                       Raphael Benaroya

-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]

-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                       N/A

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5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
         2(d) OR 2(e)  [ ]

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                       United States of America

-------------------------------------------------------------------------------
                        7      SOLE VOTING POWER

                                      32,405 Common Shares

                      ---------------------------------------------------------
  NUMBER OF             8      SHARED VOTING POWER
   SHARES
BENEFICIALLY                          2,771,988 Common Shares
  OWNED BY
    EACH              ---------------------------------------------------------
  REPORTING             9      SOLE DISPOSITIVE POWER
   PERSON
    WITH                              32,405 Common Shares

                      ---------------------------------------------------------
                       10      SHARED DISPOSITIVE POWER

                                      2,771,988 Common Shares

-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       2,804,393 Common Shares

-------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions) [X]

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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                       13.6%

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14       TYPE OF REPORTING PERSON (See Instructions)

                       IN

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CUSIP No. 782233 10 0                  13D                    Page 5 of 12 Pages

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1        NAMES OF REPORTING PERSONS
         S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

                       Ilan Kaufthal

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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]

-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                       N/A
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5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
         2(d) OR 2(e) [ ]

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                       United States of America

-------------------------------------------------------------------------------
                        7      SOLE VOTING POWER

                                      26,000 Common Shares

                      ---------------------------------------------------------
 NUMBER OF              8      SHARED VOTING POWER
   SHARES
BENEFICIALLY                         4,624,451 Common Shares
  OWNED BY
    EACH              ---------------------------------------------------------
 REPORTING              9      SOLE DISPOSITIVE POWER
   PERSON
    WITH                             26,000 Common Shares

                      ---------------------------------------------------------
                       10      SHARED DISPOSITIVE POWER

                                      4,624,451 Common Shares

-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       4,650,451 Common Shares

-------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions) [X]

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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                       22.5%

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14       TYPE OF REPORTING PERSON (See Instructions)

                       IN

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CUSIP No. 782233 10 0                  13D                    Page 6 of 12 Pages

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1        NAMES OF REPORTING PERSONS
         S. S. OR I. R. S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

                       Norman Seiden

-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A CROUP (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]

-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                       N/A
-------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                       United States of America

-------------------------------------------------------------------------------
                        7      SOLE VOTING POWER

                                      0

                      ---------------------------------------------------------

 NUMBER OF              8      SHARED VOTING POWER
   SHARES
BENEFICIALLY                          2,771,988 Common Shares
  OWNED BY
    EACH              ---------------------------------------------------------
 REPORTING
   PERSON               9      SOLE DISPOSITIVE POWER
    WITH
                                      0

                      ---------------------------------------------------------

                       10      SHARED DISPOSITIVE POWER

                                      2,771,988 Common Shares

-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       2,771,988 Common Shares

-------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions) [X]

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                       13.4%

-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (See Instructions)

                       IN
-------------------------------------------------------------------------------

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                                                              Page 7 of 12 Pages

                        AMENDMENT NO. 1 TO SCHEDULE 13D

         The Statement on Schedule 13D relating to the common stock, $0.10 stated value per share ("Common Shares"), of Russ Berrie and Company, Inc., a New Jersey corporation (the "Company"), filed on January 6, 2003 (the "Original 13D"), is hereby amended as follows.

ITEM 2.          IDENTITY AND BACKGROUND

                 The first sentence of the paragraph marked "(b)-(c)" under
Item 2 is hereby deleted and replaced with the following:

                  "Ms. Berrie is the Chief Executive Officer of the Company."

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The third, fourth and fifth sentences of Item 3 are hereby deleted and replaced with the following:

                  "Ms. Berrie, Mr. Kaufthal and Mr. Rosner became executors of the Estate of Mr. Russell Berrie effective January 6, 2003. In addition, on April 22, 2004, The Russell Berrie 2001 Annuity Trust (the "Annuity Trust") made a required disposition of 1,772,849 Common Shares to the Estate of Mr. Russell Berrie, in accordance with the terms of the Trust Agreement governing the Annuity Trust. With respect to any other Common Shares that are beneficially owned by the reporting persons, the Common Shares owned by them were acquired for cash, and any options held by them were granted pursuant to the Company's various stock option plans."

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

                  Item 5 is hereby deleted in its entirety and replaced with the following:

                  "(a) Aggregate amount and percentage of class beneficially owned by:

                           (i) Angelica Urra Berrie - 4,630,708 Common Shares (including options to acquire 5,384 Common Shares); 22.4%

                           (ii) Josh Weston - 2,786,288 Common Shares (including options to acquire 14,000 Common Shares); 13.5%

                           (iii) Raphael Benaroya - 2,804,393 Common Shares (including options to acquire 29,000 Common Shares); 13.6%

                           (iv) Ilan Kaufthal - 4,650,451 Common Shares (including options to acquire 26,000 Common Shares); 22.5%

                           (v)      Norman Seiden - 2,771,988 Common Shares;
                                    13.4%

                           Percentage beneficial ownership is calculated based on 20,695,842 Common Shares outstanding as of March 15, 2004, as reported in the Company's definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 12, 2004.

                           With respect to Ms. Berrie, and Messrs. Kaufthal and Seiden, the share holdings disclosed herein do not include the 4,997,212 Common Shares beneficially owned by The Russell Berrie Foundation, a New Jersey Nonprofit Corporation (the "Foundation"), of which the foregoing, among others, are members of the board of trustees. Each of Ms. Berrie and Messrs. Kaufthal and Seiden disclaims beneficial ownership of all Common Shares beneficially owned by the Foundation.

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                                                              Page 8 of 12 Pages

                           The share holdings disclosed hereunder for Mr. Benaroya do not include the 315 Common Shares beneficially owned by his spouse, and Mr. Benaroya disclaims beneficial ownership of all such shares.

                           With respect to Ms. Berrie and Messrs. Weston, Benaroya, Kaufthal and Seiden, each of whom (along with Myron Rosner) is a trustee of the Trust, the share holdings disclosed hereunder for each of them include the 2,771,988 Common Shares held by the Trust.

                           With respect to Ms. Berrie and Mr. Kaufthal, each of whom (along with Myron Rosner) is an executor of the Estate of Mr. Russell Berrie, the share holdings disclosed hereunder for each of them include the 1,852,463 Common Shares beneficially owned by the Estate of Mr. Russell Berrie.

                  (b)*     (i)   Angelica Urra Berrie has:

                                    (1)      Sole power to vote or to direct the
                                             vote:

                                             6,257 Common Shares, representing
                                             873 Common Shares and options to
                                             acquire 5,384 Common Shares

                                    (2)      Shared power to vote or to direct
                                             the vote:

                                             4,624,451 Common Shares

                                    (3)      Sole power to dispose or to direct
                                             the disposition of:

                                             6,257 Common Shares, representing
                                             873 Common Shares and options to
                                             acquire 5,384 Common Shares

                                    (4)      Shared power to dispose or to
                                             direct the disposition of:

                                             4,624,451 Common Shares

                           (ii)     Josh Weston has:

                                    (1)      Sole power to vote or to direct the
                                             vote:

                                             14,300 Common Shares, representing
                                             300 Common Shares and options to
                                             acquire 14,000 Common Shares

                                    (2)      Shared power to vote or to direct
                                             the vote:

                                             2,771,988 Common Shares

                                    (3)      Sole power to dispose or to direct
                                             the disposition of:

                                             14,300 Common Shares, representing
                                             300 Common Shares and options to
                                             acquire 14,000 Common Shares

                                    (4)      Shared power to dispose or to
                                             direct the disposition of:

                                             2,771,988 Common Shares

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                                                              Page 9 of 12 Pages

                           (iii)    Raphael Benaroya has:

                                    (1)      Sole power to vote or to direct the
                                             vote:

                                             32,405 Common Shares, representing
                                             3,405 Common Shares and options to
                                             acquire 29,000 Common Shares

                                    (2)      Shared power to vote or to direct
                                             the vote:

                                             2,771,988 Common Shares

                                    (3)      Sole power to dispose or to direct
                                             the disposition of:

                                             32,405 Common Shares, representing
                                             3,405 Common Shares and options to
                                             acquire 29,000 Common Shares

                                    (4)      Shared power to dispose or to
                                             direct the disposition of:
                                             2,771,988 Common Shares

                           (iv)     Ilan Kaufthal has:

                                    (1)      Sole power to vote or to direct the
                                             vote:

                                             26,000 Common Shares, representing
                                             options to acquire 26,000 Common
                                             Shares

                                    (2)      Shared power to vote or to direct
                                             the vote:

                                             4,624,451 Common Shares

                                    (3)      Sole power to dispose or to direct
                                             the disposition of:

                                             26,000 Common Shares, representing
                                             options to acquire 26,000 Common
                                             Shares

                                    (4)      Shared power to dispose or to
                                             direct the disposition of:
                                             4,624,451 Common Shares

                           (v)      Norman Seiden has:

                                    (1)      Shared power to vote or to direct
                                             the vote:

                                             2,771,988 Common Shares

                                    (2)      Shared power to dispose or to
                                             direct the disposition of:

                                             2,771,988 Common Shares

* With respect to all individuals with whom persons named in response to this paragraph (b) share voting and dispositive power over Common Shares, the information required by Item 2 of Schedule 13D can be found herein under Item 2 with respect to Ms. Berrie and Messrs. Weston, Kaufthal, Seiden and Benaroya. Mr. Rosner is a shareholder and director of the law firm of Wilentz, Goldman & Spitzer, P.A. Such firm is located at 90 Woodbridge Center Drive, Woodbridge, New Jersey 07095, which is Mr. Rosner's business address. Mr.

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                                                             Page 10 of 12 Pages

Rosner is a citizen of the United States. Mr. Rosner has not been convicted of any of the offenses set forth in paragraph (d) of Item 2 of Schedule 13D, nor has he been party to any proceeding described in paragraph (e) of Item 2 of
Schedule 13D, in each case during the last five years.

(c)      (i)      The following transaction was effected during the past sixty days:

                  On April 22, 2004, the Annuity Trust made a required disposition of 1,772,849 Common Shares to the Estate of Mr. Russell Berrie, in accordance with the terms of the Trust Agreement governing the Annuity Trust. Ms. Berrie and Mr. Kaufthal (in addition to Myron Rosner) are each executors of the Estate of Mr. Russell Berrie.

         (ii) None of Messrs. Weston, Benaroya and Seiden has effected any transaction in Common Shares during the past sixty days.

(d) Except as described in the Original 13D and except for Myron Rosner, who is a trustee of the Trust and an executor of the Estate of Mr. Russell Berrie, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities covered by this Schedule 13D.

(e)      Not applicable."

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                                                             Page 11 of 12 Pages

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 4, 2004
                                        /s/ Angelica Urra Berrie
                                        ________________________________________
                                        Angelica Urra Berrie

                                        /s/ Josh Weston
                                        ________________________________________
                                        Josh Weston

                                        /s/ Raphael Benaroya
                                        ________________________________________
                                        Raphael Benaroya

                                        /s/ Ilan Kaufthal
                                        ________________________________________
                                        Ilan Kaufthal

                                        /s/ Norman Seiden
                                        ________________________________________
                                        Norman Seiden

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                                                             Page 12 of 12 Pages

                                 EXHIBIT INDEX

Exhibit No.       Description

Exhibit 1         Joint Filing Agreement, dated January 2, 2003, among Ms.
                  Berrie and Messrs. Weston, Benaroya, Kaufthal and Seiden - previously filed with Original 13D.